Burnet,
Duckworth
& Palmer LLP
Law Firm

[redacted]

09046214

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-05745
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-28

SEC Mail Processing
Section

MAY 15 2009

Washington, DC
110

Via Courier

May 13, 2009

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company") - File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are the following:

1. Press Release dated May 12, 2009;

2. Interim Financial Statements for the First Quarter Ended March 31, 2009;

3. Interim MD&A for the First Quarter Ended March 31, 2009;

4. Form 52-109F2 – Certification of Interim Filings – CEO dated May 12, 2009; and

5. Form 52-109F2 – Certification of Interim Filings – CFO dated May 12, 2009.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Keith A. Greenfield

dlw 5/19

Enclosures

cc: John Van de Pol, Rock Energy Inc.
W:\058383\0028\Letter to Sec and Exch Comm 03.doc

PRESS RELEASE

CALGARY, May 12, 2009 Rock Energy Inc. ("Rock") (TSX:RE) announces its financial and operational results for the three months ended March 31, 2009. Rock has filed its unaudited interim Consolidated Financial Statements for the period ended March 31, 2009 and related Management's Discussion and Analysis ("MD&A"). Copies of Rock's materials may be obtained on www.sedar.com and on its website at www.rockenergy.ca

Certain selected financial and operation information for the three months ended March 31, 2009 and the 2008 comparatives are set out below and should be read in conjunction with Rock's unaudited interim Consolidated Financial Statements and MD&A.

FINANCIAL	**Three months ended March 31, 2009**	**Three months ended March 31, 2008**
Oil and gas revenue ('000)	**$11,675**	$15,294
Funds from operations ('000) [1]	**$3,896**	$7,540
Per share – basic	**$0.15**	$0.29
– diluted	**$0.15**	$0.29
Net income (loss) ('000)	**$(2,261)**	$1,220
Per share – basic	**$(0.09)**	$0.05
– diluted	**$(0.09)**	$0.05
Capital expenditures ('000)	**$3,374**	$16,398
	As at March 31, 2009	As at March 31, 2008
Working capital deficit including bank debt ('000)	**$(38,100)**	$(37,933)
Common shares outstanding	**25,899,843**	25,887,642
Options outstanding	**1,535,450**	2,344,227

OPERATIONS	**Three months ended March 31, 2009**	**Three months ended March 31, 2008**
Average daily production		
Crude oil and natural gas liquids (bbls/d)	**1,904**	1,529
Natural gas (mcf/d)	**11,486**	7,613
Barrels of oil equivalent (boe/d)	**3,818**	2,798
Average product prices		
Crude oil ($/bbl)	**$35.53**	$68.97
Natural gas liquids ($/bbl)	**$34.78**	$66.48
Natural gas ($/mcf)	**$5.42**	$8.25
BOEs ($/boe)	**$33.97**	$60.06
Field netback ($/boe)	**$14.03**	$34.47

Note [1] Funds from operations and funds from operations per share are non GAAP terms that represent cash generated from operating activities before changes in non-cash working capital. We consider it a key measure as it demonstrates our ability to generate the cash necessary to fund future growth through capital investment. Funds from operations may not be comparable with the calculation of similar measures for other companies. Funds from operations per share is calculated using the same share basis which is used in the determination of net income (loss) per share.

During the first quarter of 2009 Rock was focused on maintaining strict control on capital spending relative to cash flow, reducing costs, and building our inventory of crude oil and gas drilling locations.

Production during the first quarter averaged 3,818 boe per day (40% heavy oil, 10% light oil and natural gas liquids and 50% gas), and Rock's current production is estimated to be 3,500-3,600 boe per day as our wells experience their natural declines. The Company currently has 100-150 boe per day of heavy oil in the Plains region shut in due to normal spring break-up conditions. Rock will begin the 8 well heavy oil drilling program as soon as weather conditions permit, and our production rate is expected to begin building again in the second half of the year.

Financially, Rock generated funds from operations of $3.9 million ($0.15 per basic and diluted share) in the first quarter of the year. The loss for the period was $2.3 million ($0.09 per basic and diluted share). During the quarter the Company was able to significantly reduce its operating costs to $12.33/boe compared to $14.99/boe in the fourth quarter of 2008. Rock's realized price in the first quarter of 2009 was $33.97/boe. Of particular note is the price Rock is receiving for its heavy oil. During the first quarter Rock received an average heavy oil price of $35.22/bbl as heavy oil differentials continue to narrow. Currently we are receiving in excess of $45.00/bbl for heavy oil at the wellhead which when combined with our historical F&D costs for heavy oil generates recycle ratios well in excess of 2.0. In addition, the new Alberta royalty incentive program makes these results even more robust as each heavy oil well would receive a royalty credit of approximately $150,000.

Capital expenditures for the quarter were $3.4 million and total net debt at the end of the period was $38.1 million (against bank newly approved lines of $51 million). During the period Rock drilled 2 (1.3 net) natural gas wells at Saxon and Elmworth, both of which were cased as natural gas wells. The Saxon well is not expected to be placed on production until next winter as the well tested at rates of 250-300 mcf per day. We will proceed with this tie-in next winter in conjunction with our other activities in this area to minimize our costs. The Elmworth well is expected to be completed and tested after spring breakup and should be on production in the third quarter of 2009.

Rock's Board of Directors in March approved an initial capital budget of $15 million for 2009 based on a price forecast for WTI oil of US$47.00 per barrel and for AECO natural gas of Cdn$5.00 per mcf . This basic budget includes drilling 12 wells (8 heavy oil, and 4 natural gas) during the year to preserve the reserve base, and take advantage of the recently announced Alberta royalty initiatives. The remaining funds will be used to acquire seismic and land in order to expand the drilling inventory, and to reduce our debt levels.

Based on this initial capital budget, Rock's production for 2009 is forecast to average 3,200- 3,400 boe per day, generating funds from operations of $17.5 million or $0.68 per basic share. Debt at year-end would be reduced to approximately $36 million. The first quarter production results have exceeded budget expectations and oil prices seem to be firming. However, in order to maintain a prudent financial plan Management has recommended and the Board has approved maintaining a $15 million capital program. Rock will be reviewing the capital program at the end of the second quarter of 2009, but at this point in time we wish to maintain the strength of our balance sheet as we pursue acquisition opportunities.

On March 30, 2009 Rock announced the resignation of Mr. Peter Scott. We thank Peter for his significant contribution over the last 6 years, and wish him all the best in his future ventures. On April 13, 2009 Mr. John Van de Pol joined the company as the Vice President of Finance and CFO. John brings significant experience in managing the growth of junior oil and gas companies through both acquisition and exploration strategies.

Rock has entered 2009 cautiously with a strict capital program in light of uncertain commodity markets. We have made some early progress in reducing our operating costs and look to further reduce both our capital and operating costs in the quarters ahead. Rock is in a strong position with a solid base of balanced oil and gas production, cash flow and financial capability to thrive in this time of uncertain economic conditions. We have developed a significant inventory of over 110 drilling locations (60 oil and 50 gas) and continue to build on it. The changing landscape of our industry continues to provide more opportunity, and we are well positioned to take advantage of that as we actively build our exploration and development inventory and pursue mergers and complimentary acquisitions.

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable law.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen J. Bey
President & CEO
(403) 218-4380
or
John H. Van de Pol
Vice President, Finance & CFO
(403) 218-4380

ROCK ENERGY INC.

Interim Consolidated Balance Sheets

March 31, 2009 and December 31, 2008
(unaudited)

(all amounts in $'000)	March 31, 2009	December 31, 2008
Assets		
Current Assets:		
Accounts receivable	**$7,998**	$11,896
Prepaid expenses	**1,044**	908
	9,042	12,804
Property, plant and equipment (note 2)	**133,568**	137,706
	$142,610	$150,510
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**$12,125**	$17,251
Bank debt (note 6)	**35,017**	34,175
	47,142	51,426
Future tax liability	**3,912**	5,565
Asset retirement obligation (note 7)	**4,606**	4,497
Shareholders' Equity		
Share capital (note 4)	**81,600**	81,600
Contributed surplus (note 4)	**3,647**	3,458
Retained earnings	**1,703**	3,964
	86,950	89,022
	$142,610	$150,510

Commitments (note 9)
See accompanying notes to unaudited interim consolidated financial statements.

Approved by the Board:

signed "James K. Wilson" signed "Allen J. Bey"

James K. Wilson, Director
Allen J. Bey, Director

ROCK ENERGY INC.

Interim Consolidated Statements of Operations, Comprehensive Income and Retained Earnings
(unaudited)

(all amounts in $'000 except per share amounts)	**Three months ended March 31, 2009**	Three months ended March 31, 2008
Revenues		
Oil and natural gas	**$11,675**	$15,294
Royalties	**(2,615)**	(3,337)
Other income	**8**	30
	9,068	11,987
Expenses:		
Operating	**4,238**	3,179
General and administrative	**653**	793
Interest	**258**	387
Stock based compensation (note 5)	**189**	292
Depletion, depreciation and accretion	**7,621**	5,789
	12,959	10,440
Income (loss) before income taxes	**(3,891)**	1,547
Taxes		
Provincial capital taxes	**23**	20
Future income taxes (reduction) (note 8)	**(1,653)**	307
Net income (loss) and comprehensive income (loss)	**(2,261)**	1,220
Retained earnings, beginning of period	**3,964**	2,073
Retained earnings, end of period	**$1,703**	$3,293
Basic and diluted earnings (loss) per share (note 4)	**$(0.09)**	$0.05

See accompanying notes to unaudited interim consolidated financial statements.

ROCK ENERGY INC.

Interim Consolidated Statements of Cash Flows
(unaudited)

(all amounts in $'000)	**Three months ended March 31, 2009**	Three months ended March 31, 2008
Cash provided by (used in):		
Operating:		
Net income (loss)	**$(2,261)**	$1,220
Asset retirement expenditures	**-**	(68)
Add (less): Non-cash items:		
Depletion, depreciation and accretion	**7,621**	5,789
Stock-based compensation	**189**	292
Future income taxes (reduction)	**(1,653)**	307
	3,896	7,540
Changes in non-cash working capital	**1,029**	(555)
	4,925	6,985
Financing:		
Bank debt	**842**	3,433
Investing:		
Property, plant and equipment	**(3,374)**	(16,398)
Changes in non-cash working capital	**(2,393)**	5,980
	(5,767)	(10,418)
Change in cash	**$-**	$-
Cash beginning of period	**-**	-
Cash end of period	**$-**	$-
Interest and cash taxes paid:		
Interest paid	**$258**	$387
Taxes paid	**$23**	$20

See accompanying notes to unaudited interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2009 (all amounts in $'000 unless otherwise stated)

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiaries, Rock Energy Ltd. and Rock Energy Production Partnership. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year ended December 31, 2008 except as disclosed in note 1 below. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2008. Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from these estimates.

1. Changes in Accounting Policies

New Accounting Standard:

As at January 1, 2009 the Company adopted the new standards for Goodwill and Intangible Assets. Handbook Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standards concerning goodwill are unchanged from the previous standard, resulting in no impact to the consolidated interim financial statements of the Company.

Pending Accounting Changes:

In January 2009, the CICA issued new standards for Business Combinations. This standard is effective January 1, 2011 and applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2011 for the Company. Early adoption is permitted. This standard replaces, Business Combination and harmonizes the Canadian standards with IFRS. This standard was amended to require additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting this standard is expected to have a significant impact on the way the Company accounts for future business combinations.

In 2008, the CICA Accounting Standards Board confirmed the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The eventual changeover to IFRS represents changes due to new accounting standards. The Company continues to monitor and assess the impact of the convergence of Canadian GAAP and IFRS but has not at this time made any determination on the impact on the Company's financial statements.

2. Property, Plant and Equipment

	March 31, 2009	December 31, 2008
Petroleum and natural gas properties	$203,742	$200,994
Other assets	2,103	1,432
	205,845	202,426
Accumulated depletion and depreciation	(72,277)	(64,720)
	$133,568	$137,706

At March 31, 2009, the depletable base for the petroleum and natural gas properties included $12,083 (December 31, 2008 - $11,704) of future development costs and excluded $15,321 (December 31, 2008– $15,425) of unproved property costs.

During the quarter ended March 31, 2009, $382 (March 31, 2008 – $452) of administrative costs relating to exploration and development activities were capitalized as part of property, plant and equipment.

3. Risk Management and financial instruments:

Commodity price risk:

Due to the volatile nature of commodity prices the Company is potentially exposed to adverse consequences if commodity prices decline. However, if commodity prices are hedged potential upside gains may also be forfeited. As of March 31, 2009 the Company did not have any commodity price contracts.

Foreign currency exchange risk:

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced in U.S. dollar denominated prices. As of March 31, 2009 the Company did not have any foreign currency exchange contracts in place.

Credit Risk:

Substantially all of the accounts receivable are with customers, joint interest partners and oil and gas marketers and are subject to normal industry credit risks. Receivables from customers and joint interest partners are generally collected within one to three months. The Company attempts to mitigate this risk by entering into transactions with long-standing and reputable organizations and by obtaining partner approval of significant capital expenditures and payment of cash advances wherever possible. Further risk exists with joint interest partners as disagreements occasionally arise and may increase the potential for non-collection. Currently, there is no indication that amounts are non-collectable thus, an allowance has not been set up. Receivables related to oil and gas marketers are normally collected on the 25th day of the month following production. To mitigate the risk on these receivables the Company will predominately establish relationships with large marketers who have strong credit ratings and solid reputations. Historically, the Company has not experienced any issues in collecting from its oil and gas marketers. As at March 31, 2009 the Company's receivables consisted of $3,290 (December 31, 2008 - $7,966) from joint interest partners, $3,928 (December 31, 2008 - $3,397) from oil and gas marketers, and $780 (December 31, 2008 - $533) of other trade receivables.

Fair Value of financial instruments:

The Company's exposure under its financial instruments is limited to financial assets and liabilities, all of which are included in these financial statements. The fair values of the financial assets and liabilities included in the balance sheet approximate their carrying amounts.

Interest Rate Risk:

The Company is exposed to interest rate risk to the extent that bank debt is at a floating or short term rate of interest. The Company does not have any financial or interest rate contracts in place as of March 31, 2009. A 1 percent change to the floating or short term interest rates is estimated to result in a $63 change in net income for the first quarter 2009.

4. Share Capital and Contributed Surplus

Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value of which none have been issued.

Common Shares issued:

	Number	Consideration
Issued and outstanding on December 31, 2007	25,877,642	$81,600
Future tax effect of flow-through share renouncements (i)	-	(98)
Issues on exercise of stock options	13,334	59
Issued for flow-through shares (ii)	8,867	39
Issued and outstanding on December 31, 2008 & March 31, 2009	25,899,843	$81,600

(i) The Company issued flow-through shares to new management appointees. By February 29, 2008 all of the renouncements were made.

(ii) In accordance with the Company's stock option plan, some options were exercised in exchange for flow-through shares of the Company.

Per share amounts:

Per share amounts have been calculated on the weighted average number of shares outstanding. The weighted average shares outstanding for the three month period ended March 31, 2009 was 25,899,843 (March 31, 2008 – 25,877,642).

In computing the diluted per share amount for the three month period ended March 31, 2009 no additional shares (March 31, 2008 – nil) were added to the weighted average number of shares outstanding for the dilutive effect of employee stock options. There was no adjustment necessary to earnings in the calculation of per share amounts.

Stock options:

The Company has a stock option plan ("Plan") under which it may grant options to directors, officers and employees for the purchase of up to 10% of the issued and outstanding common shares of the Company. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The initial grant of options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. Options granted to replace an expiring tranche, if applicable, vest in two years and expire in three years. The following tables summarize the stock options outstanding at March 31, 2009.

	Number of Options	Weighted Average Exercise Price
December 31, 2007	2,307,822	$3.42
Granted	444,532	$2.92
Exercised (i)	(198,240)	$3.26
Forfeited	(423,328)	$3.28
Expired	(386,582)	$4.61
December 31, 2008	1,744,204	$3.09
Forfeited	(162,088)	$2.90
Expired	(46,666)	$4.79
March 31, 2009	1,535,450	$3.05

(i) 184,906 options were put back to the Company for the in-the-money gain

	Outstanding Options			Exercisable Options	
Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Years to Expiry	Number of Options	Weighted Average Exercise Price
$1.37 - 2.04	100,000	$1.61	2.6	-	-
$2.25 - 3.32	1,136,452	$2.80	1.6	339,144	$2.71
$3.41 - 5.11	298,998	$4.48	1.1	175,998	$4.62
	1,535,450	$3.05	1.6	515,142	$3.36

Contributed Surplus:

The contributed surplus as at March 31, 2009 of $3,647 (March 31, 2008 - $2,813) increased $189 (March 31, 2008 - $292) for stock based compensation charges for the three month period ended March 31, 2009.

5. Stock Based Compensation

Options granted are accounted for using the fair value method. There were no common share options granted during the three months ended March 31, 2009.

6. Bank Debt

The Company has a demand operating facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. The limit under the facility at March 31, 2009 is $51 million. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee, which varies depending on the Company's debt to funds from operations ratio. The facility also bears a standby charge for un-drawn amounts. The next interim review for the facility is to be completed by June 30, 2009.

7. Asset Retirement Obligation

The asset retirement obligation results from net ownership interests in petroleum and natural gas assets including well sights, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation at March 31, 2009 at approximately $7,782 (December 31, 2008 - $7,716). A credit adjusted risk free rate of 8% (March 31, 2008 – 8%) and an inflation rate of 1.5% (March 31, 2008 – 1.5%) were used to calculate the fair value of the asset retirement obligation. These obligations are expected to be incurred from the current year through to 2028 and are expected to be funded through general corporate funds at the time of retirement.

The following table outlines a reconciliation of the asset retirement obligation:

Asset retirement obligation	Three months ended March 31, 2009	Year ended December 31, 2008
Opening balance	$4,497	$3,840
Liabilities incurred/acquired during period	45	549
Accretion	64	260
Dispositions	-	(58)
Actual retirement costs	-	(94)
Closing balance	$4,606	$4,497

8. Income Taxes

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 29.8% (March 31, 2008: 30.0%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	March 31, 2009	March 31, 2008
Income before income taxes	$(3,890)	$1,547
Statutory income tax rate	29.8%	30.0%
Expected income taxes	$(1,159)	$464
Add (deduct):		
Stock-based compensation	56	88
Change in rate	(544)	(245)
Other	(6)	-
Future income taxes (reduction)	$(1,653)	$307

9. Commitments

The Company has the following obligations with fixed terms:

	2009	2010	2011	2012
Office lease premises	$758	$828	$828	$552
Processing arrangements	$270	$288	$238	$159

10. Capital Disclosures

In order to continue the Company's future exploration and development program, the Company must maintain a strong capital base. A strong capital base results in increased market confidence, an essential factor in maintain existing shareholders and in attracting new investors. The Company's commitment is to establish and maintain a strong capital base to enable the Company to access the equity and debt markets when deemed advisable. In order to maintain a strong capital base, the Company continually monitors the risk reward profile of its exploration and development projects and the economic indicators in the market including commodity prices, interest rates and foreign exchange rates. It then determines increases or decreases to its capital budget.

The Company considers shareholders equity, bank debt and working capital as components of its capital base. The Company can access or increase capital through the issuance of shares, through bank borrowings, that are based on crude oil and natural gas reserves, and by building cash reserves by reducing its capital expenditure program.

The Company monitors its capital based primarily on its debt to annualized funds flow ratio. Debt includes bank debt plus or minus working capital. Annualized funds flow is calculated as cash flow from operations before changes in non-cash working capital from the Company's most recent quarter multiplied by four. The Company's strategy is to maintain this ratio less than 1.5:1 with a long term target of 1:1. This ratio may increase somewhat depending on the timing and nature of the Company's activities. To facilitate the management and control of this ratio, the Company prepares an annual operating and capital expenditure budget. The budget is updated when critical factors change. These factors include economic factors such as the state of equity markets, changes to commodity prices, interest rates and foreign exchange rates and non economic factors such as the Company's drilling results and its production profile. The Company's board of directors approves the budget and changes thereto.

At March 31, 2009, the Company's annualized debt to funds flow ratio was 2.4:1. The ratio is higher at the end of the first quarter due to the continued decrease in commodity prices. The decrease in activity levels in the first quarter and throughout the year are expected to reduce capital expenditures and bank debt which will improve the debt to funds flow ratio during the rest of the year.

The Company's share capital is not subject to external restrictions but the Company does have financial covenants in regards to its operating bank facility. The facility requires that the Company maintain a working capital ratio of not less than 1:1. The calculation allows for the unused portion of the credit facility to be added to current assets and deduction of the current portion of bank debt from the current liabilities. The Company was in compliance with this covenant as at March 31, 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and natural gas in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions.

Rock evaluates its performance based on net income, operating netback, funds from operations and finding and development costs. Funds from operations are a measure used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and natural gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

Rock faces competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing. The Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated May 12, 2009 and is management's assessment of Rock's historical financial and operating results, together with future prospects, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the year ended December 31, 2008.

Basis of Presentation

Financial measures referred to in this discussion, such as funds from operations and funds from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Funds from operations are a key measure that demonstrates the ability to generate cash to fund capital expenditures. Funds from operations is calculated by taking cash provided by operations from the consolidated statement of cash flows and adding back changes in non-cash working capital. Funds from operations per share is calculated using the same share basis which is used in the determination of net income (loss) per share. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities or other measures of financial performance calculated in accordance with GAAP.

All barrels of oil equivalent ('boe") conversions in this report are derived by converting natural gas to oil in the ratio of six thousand cubic feet ("mcf") of gas to one barrel ("bbl") of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements and information contained in this document, including but not limited to management's assessment of Rock's future plans and operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, wells drilled, acquisitions and dispositions, funds from operations, capital expenditure programs and debt levels, contain forward-looking statements. All statements other than statements of historical fact may be forward looking statements. These statements, by their nature, are subject to numerous risks and uncertainties, some of which are beyond Rock's control including the effect of general economic conditions, industry conditions, regulatory and taxation regimes, volatility of commodity prices, currency fluctuations, the availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel that may cause actual results or events to differ materially from those anticipated in the forward looking statements. Such forward-looking statements, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made and should not unduly be relied on. These statements speak only as of the date of this document. Rock does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All financial amounts are in thousands of Canadian dollars unless otherwise noted.

Outlook

Rock issued guidance on March 12, 2009 for projected 2009 results and is maintaining the same guidance at this time. Management has recommended and the Board has approved maintaining a $15 million capital program. Rock will be reviewing the capital program at the end of the second quarter of 2009. The table below provides Rock's guidance.

	March 12, 2009 & May 12, 2009 Guidance
2009 Production (boe/d)	
Annual	3,200 – 3,400
Exit	3,100 – 3,300
2009 Funds from Operations	
Annual - $	$17.5 million
Annual - $per share	$0.68
2009 Capital Budget	
Expenditures	$15 million
Wells Drilled	12
Total Year End Debt	$36.1 million
Pricing (Annual average)	
Oil – WTI	US$47.00/bbl
Gas – AECO	$5.00/mcf
Cdn/US dollar	0.80

Production

Production by Product	3 Months Ended 03/31/09	3 Months Ended 03/31/08	Quarterly Change
Gas (mcf/d)	11,486	7,613	51%
Oil (bbl/d)	141	214	(34)%
Heavy oil (bbl/d)	1,518	1,222	24%
Natural gas liquids (bbl/d)	245	93	163%
boe/d (6:1)	3,818	2,798	36%

Production for the quarter ended March 31, 2009 has increased 36% over the same period last year due to new natural gas production in West Central Alberta and increased heavy oil production within the Plains core area. Current production at Elmworth in the West Central Alberta area is approximately 4,800 mcf/d after compression facilities were expanded to add additional production capability. Given the current low natural gas price environment, a limited amount of natural gas activity is anticipated for the remainder of 2009 as the Company focuses on building future gas drilling opportunities. Heavy oil production increases were primarily attributable to the successful heavy oil drilling program in 2008. Rock currently anticipates completing an 8 well heavy oil drilling program in the second and third quarters of 2009.

Product Prices

Realized Product Prices	3 Months Ended 03/31/09	3 Months Ended 03/31/08	Quarterly Change
Gas ($/mcf)	**5.42**	8.25	(34)%
Total oil ($/bbl)	**35.53**	68.97	(48)%
- Heavy oil ($/bbl)	**35.22**	65.39	(46)%
Natural gas liquids ($/bbl)	**34.78**	66.48	(48)%
boe (6:1)	**$33.97**	$60.06	(43)%
Average Benchmark Prices			
Gas – NYMEX daily spot (US$/mcf)	4.57	8.67	(47)%
Gas – AECO C daily spot ($/mcf)	4.95	7.97	(38)%
Oil – WTI Cushing (US$/bbl)	43.08	97.86	(56)%
Oil – Edmonton light ($/bbl)	49.65	97.50	(49)%
Heavy Oil – Lloydminster blend ($/bbl)	42.24	76.07	(44)%
US$/Cdn$ exchange rate	0.803	0.996	(19)%

Commodity prices weakened considerably during the first quarter of 2009 over the prior quarter however, WTI and Lloydminster blend heavy oil pricing have increased each month during the first quarter of 2009. Heavy oil prices have not only benefitted from rising WTI prices but also a narrowing of the heavy oil price differential. Corporate heavy oil prices in the first quarter of 2009 were in excess of $35 per barrel representing a 29% differential to Edmonton light oil compared to a 36% differential in the fourth quarter 2008. The futures markets currently indicate that WTI prices may reach approximately US $70 per barrel by the end of 2009. For the first quarter of 2009, natural gas prices have continued to decline due to reduced industrial demand and increased US shale gas production. The current AECO natural gas prices is approximately $4.00/mcf or 40% lower than the year end 2008 natural gas prices. Rock has not hedged any of its production at this point in time.

Revenue

The Company's revenue is primarily derived from oil and gas operations.

	3 Months Ended 03/31/09	3 Months Ended 03/31/08	Quarterly Change
Oil and Gas Revenue	$11,675	$15,294	(24)%
Other Income	$8	$30	(73)%

Although overall production levels increased by 36% from the first quarter of 2008 to the first quarter of 2009, significantly lower commodity prices resulted in a decrease to oil and gas revenue for the first quarter of 2009 in comparison to the prior year.

Royalties

	3 Months Ended 03/31/09	3 Months Ended 03/31/08	Quarterly Change
Royalties	$2,615	$3,337	(22)%
As percentage of oil and gas revenue	22.4%	21.8%	3%
Per boe (6:1)	$7.61	$13.11	(42)%

Royalties for the quarter ended March 31, 2009 are lower on an absolute and per boe basis in comparison to the same quarter of 2008. This is a result of higher production and lower prices. On a percentage basis royalty rates were 22% of oil and gas revenue for both periods.

Operating Expense

	3 Months Ended 03/31/09	3 Months Ended 03/31/08	Quarterly Change
Operating expense	$3,975	$2,969	34%
Transportation costs	263	210	25%
	$4,238	$3,179	33%
Per boe (6:1)	$12.33	$12.48	(1)%

Operating and transportation expenses have increased on an absolute basis in the first quarter of 2009 over the same period in 2008 primarily due to higher production levels. The per boe operating costs decreased 1% over the prior period. Overall operating costs per boe for the first quarter of 2009 are 2% below budgeted levels and are expected to remain in this range for the rest of the year.

General and Administrative (G&A) Expense

G&A Expense	3 Months Ended 03/31/09	3 Months Ended 03/31/08	Quarterly Change
Gross	$1,035	$1,245	(17)%
Per boe (6:1)	$3.01	$4.92	(39)%
Capitalized	$382	$452	(15)%
Per boe (6:1)	$1.11	$1.81	(39)%
Net	$653	$793	(18)%
Per boe (6:1)	$1.90	$3.11	(39)%

Gross and net G&A expenses decreased on an absolute basis in the first quarter of 2009 compared to the same period in 2008. Overall costs decreased as no bonuses were paid in 2009. The Company capitalizes certain G&A expenses based on personnel involved in exploration and development activities, including certain salaries and related overhead costs. G&A expenses for the remainder of the year are expected to increase on an absolute and per boe basis as staffing levels return to normal and Rock proceeds with its planned activity levels.

Interest Expense

	3 Months Ended 03/31/09	3 Months Ended 03/31/08	Quarterly Change
Interest expense	$258	$387	(33)%
Per boe (6:1)	$0.75	$1.52	(51)%

Interest incurred is as a result of bank borrowings. Interest expense has decreased in the first quarter of 2009 compared to the same period in 2008 due to significantly lower interest rates with comparable debt levels. The average effective interest rate on debt for the first quarter of 2009 was 3.0 percent compared to 5.3 percent in the same period in 2008.

Depletion, Depreciation and Accretion (DD&A)

	3 Months Ended 03/31/09	3 Months Ended 03/31/08	Quarterly Change
D&D expense	$7,557	$5,730	32%
Per boe (6:1)	$21.99	$22.50	(2)%
Accretion expense	$64	59	8%
Per boe (6:1)	$0.19	$0.23	(17)%

The depletion and depreciation expense for the first quarter ended March 31, 2009 is higher compared to the same quarter in 2008 due to the higher production levels.

Accretion represents the change in the time value of the asset retirement obligation ("ARO"). The underlying ARO may increase over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can be reduced as a result of abandonment work undertaken and reducing future obligations.

Taxes

The Company pays Saskatchewan resource capital taxes based on its production in the province. Rock does not have current income tax payable and does not expect to pay current income taxes in 2009 as the Company and its subsidiaries have estimated resource tax pools available at December 31, 2008 of $114.7 million.

Funds from Operations and Net Income (Loss)

	3 Months Ended 03/31/09	3 Months Ended 03/31/08	Quarterly Change
Funds from Operations	$3,896	$7,540	(48)%
Per boe (6:1)	$11.34	$29.61	(62)%
Per share - basic	$0.15	$0.29	(48)%
- diluted	$0.15	$0.29	(48)%
Net Income (Loss)	$(2,261)	$1,220	(285)%
Per boe (6:1)	$(6.58)	$4.79	(237)%
Per share - basic	$(0.09)	$0.05	(280)%
- diluted	$(0.09)	$0.05	(280)%
Weighted average shares outstanding			
- basic	25,899,843	25,877,642	0%
- diluted	25,899,843	25,877,642	0%

Funds from operations decreased over the prior year period as higher production was more than offset by significantly lower commodity prices. The lower commodity prices also contributed to the net loss for the first quarter of 2009. Basic and diluted shares outstanding are essentially unchanged as no new shares were issued in the period.

Capital Expenditures

	3 Months Ended 03/31/09	3 Months Ended 03/31/08	Quarterly Change
Land	$89	$63	41%
Seismic	-	329	(100)%
Drilling and completion	2,225	12,314	(82)%
Facilities	657	3,180	(79)%
Capitalized G&A	382	452	(15)%
Total operations	$3,353	$16,338	(79)%
Other	21	60	(65)%
Total Capital Expenditures	$3,374	$16,398	(79)%

Capital spending in the first quarter of 2009 was significantly lower than the first quarter of 2008 due to decreased drilling activity. The drilling activity in the first quarter 2009 included a 100% working interest well at Saxon in the West Central Alberta area. The well was cased and tested at rates of 250-300 mcf/d. A second well was drilled at Elmworth in the West Central Alberta area where Rock has a 30% working interest. The well is expected to come on stream in the third quarter of 2009. Rock's current capital budget for 2009 of $15 million includes drilling 8 (8.0 net) heavy oil wells in the Plains core area during the second and third quarter of 2009 and an additional 2 (1.3 net) wells in the West Central core area prior to year end.

Liquidity and Capital Resources

Rock currently projects total capital expenditures of $15 million and funds from operations at approximately $17.5 million for 2009. The Company has negative working capital (including draws under its operating loan facility) of $38.1 million at the end of the first quarter of 2009 and currently has $51 million credit facility through a demand operating loan with a Canadian chartered bank. The Company's debt to first quarter 2009 annualized funds from operations ratio was 2.4 to 1. The Company will continue to monitor capital expenditures, debt and cash levels in the current low commodity price environment in order to maintain an appropriate debt to funds from operations level which is expected to fall to approximately 1.8 to 1 by the end of 2009.

The demand operating loan facility was renewed on March 30, 2009. The facility is subject to the bank's valuation of the Company's oil and gas assets. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee, which varies depending on the Company's debt to funds from operations ratio. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The next interim review for the facility is scheduled to be completed by June 30, 2009.

Selected Quarterly Data

The following table provides selected quarterly information for Rock.

	3 Months Ended 03/31/09 (unaudited)	3 Months Ended 12/31/08 (unaudited)	3 Months Ended 09/30/08 (unaudited)	3 Months Ended 06/30/08 (unaudited)	3 Months Ended 03/31/08 (unaudited)	3 Months Ended 12/31/07 (unaudited)	3 Months Ended 09/30/07 (unaudited)	3 Months Ended 06/30/07 (unaudited)
Production (boe/d)	3,818	3,959	3,526	3,454	2,798	2,672	2,036	1,965
Oil and gas revenues	$11,675	$15,670	$24,424	$24,756	$15,294	$11,124	$8,279	$8,106
Price realizations ($/boe)	$33.97	$43.02	$75.27	$78.80	$60.06	$45.26	$44.66	$44.85
Royalties ($/boe)	$7.61	$9.24	$16.02	$16.53	$13.11	$8.21	$9.23	$9.18
Operating expense ($/boe)	$12.33	$14.99	$13.08	$14.26	$12.48	$12.28	$12.10	$12.38
Field netback ($/boe)	$14.03	$18.79	$46.17	$48.01	$34.47	$24.77	$23.33	$23.29
Net G&A expense	$653	$991	$687	$765	$793	$955	$530	$528
Stock-based compensation	$189	$239	$312	$315	$292	$216	$241	$207
Funds from operations	$3,896	$5,516	$13,906	$13,785	$7,540	$4,735	$3,536	$3,397
Per share - basic	$0.15	$0.21	$0.54	$0.53	$0.29	$0.18	$0.18	$0.17
- diluted	$0.15	$0.21	$0.53	$0.53	$0.29	$0.18	$0.18	$0.17
Net income/(loss)	$(2,261)	$(2,083)	$(1,266)	$4,020	$1,220	$290	$(117)	$15
Per share - basic	$(0.09)	$(0.08)	$(0.05)	$0.16	$0.05	$0.01	$(0.01)	$0.00
- diluted	$(0.09)	$(0.08)	$(0.05)	$0.15	$0.05	$0.01	$(0.01)	$0.00
Capital expenditures	$3,374	$9,256	$18,174	$6,345	$16,398	$7,488	$2,552	$8,367
	As at 03/31/09	As at 12/31/08	As at 09/30/08	As at 06/30/08	As at 03/31/08	As at 12/31/07	As at 09/30/07	As at 06/30/07
Working Capital (Deficit) (i)	$(38,100)	$(38,622)	$(34,903)	$(30,528)	$(37,933)	$(29,072)	$(26,589)	$(15,268)

(i) Working capital is calculated as current assets less current liabilities including bank debt.

Crude oil and natural gas production has almost doubled since the second quarter of 2007 from a combination of the Greenbank acquisition at the end of the third quarter of 2007, growth in the West Central Alberta area and increased heavy oil production in the Plains area. However, realized commodity prices for the first quarter of 2009 were the lowest over the same time period. Royalties during this period have remained fairly consistent at approximately 21 percent. Higher commodity prices during 2008 contributed to operating cost pressures particularly for trucking, fuel and well servicing costs. During the first quarter of 2009 a focus on operating costs reductions contributed to a lower average operating expense of $12.33 per boe. G&A expenses were higher throughout 2008 relative to 2007 due to increased activity levels but were lower on a per boe basis as production increased. Funds from operations has varied due to higher production levels offset by decreasing commodity prices particularly in the fourth quarter 2008 and first quarter 2009. Net income improved for the first two quarters of 2008 over the preceding quarters based on improved funds from operations. During the last two quarters of 2008 and the first quarter of 2009 net income has decreased due to a $5.7 million write down of goodwill in the third quarter of 2008 and from reduced funds from operations. Management decided to reduce capital expenditures in the first quarter 2009 from the prior quarters in 2008 and 2007 primarily due to the uncertainty in the current commodity price environment.

Contractual Obligations

In the course of its business the Company enters into various contractual obligations including the following:

- royalty agreements,
- processing agreements,
- right of way agreements, and
- lease obligations for leased premises.

Obligations with a fixed term for the remainder of 2009 and the next five years are as follows:

	2009	2010	2011	2012
Office lease premises	$758	$828	$828	$552
Processing agreements	270	288	238	159

Outstanding Share Data

At the date of this report there are 26,199,843 common shares outstanding and 1,570,821 options to purchase common shares. The increase in the common shares since year end was pursuant to a private placement of 300,000 shares in April 2009 for John Van de Pol upon his appointment as Vice President Finance and CFO of the Company.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management reported on its disclosure controls and procedures and the design of its internal controls over financial reporting in the year end 2008 MD&A. There has been no material change to the Company's disclosure controls or procedures or to the design and effectiveness of internal controls over financial reporting since that time.

Business Risks

Rock is exposed to a number of business risks, some of which are beyond its control, as are all companies in the oil and gas exploration and production industry. These risks can be categorized as operational, financial and regulatory.

Operational risks include generating, finding and developing, and acquiring oil and natural gas reserves on an economical basis (including acquiring land rights or gaining access to land rights); reservoir production performance; marketing; production; hiring and retaining employees; and accessing contract services on a cost-effective basis. Rock attempts to mitigate these risks by employing highly qualified staff and operating in areas where employees have expertise. In addition the Company outsources certain activities to be able to lever industry expertise, without having the burden of hiring full-time staff given the current scope of operations. Typically the Company has outsourced the marketing and certain engineering and land functions. Rock is attempting to acquire existing oil and natural gas operations; however Rock will be competing against many other companies for such operations, many of which will have greater access to resources. As a small company, gaining access to contract services may be difficult given the competitive nature of the industry, but Rock will attempt to mitigate this risk by utilizing existing relationships.

Financial risks include commodity prices, the US/Canadian dollar exchange rate and interest rates, all of which are largely beyond the Company's control. Currently Rock has not used any financial instruments to mitigate these risks. The Company would consider using these financial instruments depending on the operating environment. The Company also will require access to capital. Currently Rock has a debt facility in place and intends to use its debt capacity in the future in conjunction with capital expenditures including acquisitions. It intends to use prudent levels of debt to fund capital programs based on the expected operating environment. It also intends to access equity markets to fund opportunities; however, the ability to access these markets will be determined by many factors, many of which will be beyond the control of the Company.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility to commodity prices. These conditions worsened in 2008 and are continuing in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These factors have negatively impacted company valuations and will impact the performance of the global economy going forward.

Petroleum prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and the demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing credit and liquidity concerns. Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to the Company may, in part, be determined by the Company's borrowing base. A sustained material decline in prices from historical average prices could reduce the Company's borrowing base, therefore

reducing the bank credit available to the Company which could require that a portion, or all, of the Company's bank debt be repaid. In the current economic climate, including the recent deterioration in commodity prices, the Company's ability to access both credit and equity markets may be compromised or prohibited as many credit lenders and equity investors are restricting funds available to companies like Rock and as a result, Rock may have to alter its future spending plans.

Rock is subject to various regulatory risks, principally environmental in nature. The Company has put in place a corporate safety program and a site-specific emergency response program to help manage these risks. The Company hires third-party consultants to help develop and manage these programs and help Rock comply with current environmental legislation. Increased public and political concern regarding climate change issues will likely result in increased regulation regarding emissions standards. Given that the Company produces hydrocarbons, such regulation could cause Rock to alter the way it operates and also result in additional costs and taxes associated with climate change regulation which could have a material effect on the Company.

Environmental Regulation and Risk

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to 6 percent below 1990 emission levels. The Federal government has introduced legislation aimed at reducing greenhouse gas emissions using a "intensity based" approach, the specifics of which have yet to be determined. Bill C-288, which is intended to ensure that Canada meets its global climate change obligations under the Kyoto Protocol, was passed by the House of Commons on February 14, 2007. There has been much public debate with respect to Canada's ability to meet these targets and the Federal government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Company.

There were no changes to environmental regulations and risks during the first quarter 2009, from those outlined in the MD&A of the Company as at December 31, 2008 which has been filed on SEDAR at www.sedar.com.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on the Company and its operations and financial condition.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Allen J. Bey, President and CEO of Rock Energy Inc., certify the following

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Rock Energy Inc. (the "issuer") for the interim period ended March 31, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** The issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Committee on Sponsoring Organizations (COSO) framework.

6. ***Reporting changes in ICFR***: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: May 12, 2009

Signed "Allen J. Bey"
Allen J. Bey
President & CEO

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, John H. Van de Pol C.A., Vice President Finance and CFO of Rock Energy Inc., certify the following

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Rock Energy Inc. (the "issuer") for the interim period ended March 31, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** The issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Committee on Sponsoring Organizations (COSO) framework.

6. ***Reporting changes in ICFR*:** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: May 12, 2009

Signed "John H. Van de Pol"
John H. Van de Pol C.A.
Vice President Finance & CFO